                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (Amendment No. )1

                                 Teamstaff Inc.
                                 --------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    87815U204
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                        Page 2 of 12 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,335,110(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,335,110(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,335,110(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

(1) Includes:  (a) 118,750 shares issuable upon exercise of warrants to purchase shares of Common Stock held by HVF and (b) 118,750 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Microcap Fund.

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                        Page 3 of 12 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,335,110(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,335,110(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,335,110(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

(1) Includes:  (a) 118,750 shares issuable upon exercise of warrants to purchase shares of Common Stock held by HVF and (b) 118,750 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Microcap Fund.

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                        Page 4 of 12 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC
                    (f/k/a Morningside Capital,  LLC)

--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,335,110(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,335,110(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,335,110(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

(1) Includes:  (a) 118,750 shares issuable upon exercise of warrants to purchase shares of Common Stock held by HVF and (b) 118,750 shares issuable upon exercise of warrants to purchase shares of Common Stock held by Microcap Fund.

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                        Page 5 of 12 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    698,995(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               698,995(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     698,995(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     LP
================================================================================

(1)  Includes  118,750  shares  issuable  upon  exercise of warrants to purchase shares of Common Stock held by HVF.

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                        Page 6 of 12 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    636,115(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               636,115(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     636,115(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

(1)  Includes  118,750  shares  issuable  upon  exercise of warrants to purchase shares of Common Stock held by HVF.

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                        Page 7 of 12 Pages
------------------------                            ----------------------------

          The following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

ITEM 1    SECURITY AND ISSUER

          Title of Class of Securities

                Common Stock $.001 par value per share (the "Shares")

          Name and Address of Issuer

                Teamstaff, Inc (the "Company" or the "Issuer")
                300 Atrium Drive
                Somerset, NJ 08873

ITEM 2    IDENTITY AND BACKGROUND

          This  statement is being filed by Hummingbird  Management,  LLC (f/k/a
Morningside    Value   Investors,    LLC),   a   Delaware   limited    liability
company("Hummingbird"), whose principal business and principal office address is
460 Park  Avenue,  12th Floor,  New York,  New York 10022.  Hummingbird  acts as investment  manager to The  Hummingbird  Value  Fund,  L.P.  ("HVF")  and to The
Hummingbird  Microcap Value Fund,  L.P. (the  "Microcap  Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and  Microcap  Fund.  Accordingly,  Hummingbird  may be
deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as
amended ("Rule  13d-3"),  to be the beneficial  owner of the Shares owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the  managing  member of  Hummingbird  Capital,  LLC (f/k/a  Morningside
Capital,  LLC), a Delaware  limited  liability  company ("HC", and together with
Hummingbird,  HVF, Microcap Fund and Mr. Sonkin, the "Reporting  Persons"),  the
general partner of each of HVF and Microcap Fund.

          Both HVF and Microcap  Fund are Delaware  limited  partnerships  whose principal business and principal office address is 460 Park Avenue,  12th Floor,
New  York,  New York,  10022  and  whose  principal  business  is  investing  in securities in order to achieve its investment objectives.

          Mr.  Sonkin is a citizen  of the  United  States  and HC is a Delaware limited  liability  company.  The  principal  business of Mr. Sonkin is acting a managing member of each of Hummingbird  and HC. The principal  business of HC is acting as general partner of each of HVF and Microcap Fund. The principal office address of each of Mr. Sonkin and HC is 460 Park Avenue,  12th Floor,  New York,
New York 10022.

          During the past five years none of  Hummingbird,  HVF,  Microcap Fund,
Mr. Sonkin or HC has been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction and as a result of which any of the  foregoing  was or is  subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                        Page 8 of 12 Pages
------------------------                            ----------------------------

subject to,  Federal or State  securities  laws, or finding any  violation  with respect to such laws.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of November  19, 2004,  Hummingbird  has caused HVF and Microcap to invest approximately $1,131,640 and $939,730, respectively, in the Shares of the
Issuer using its working capital.

ITEM 4    PURPOSE OF TRANSACTION

          The Shares were acquired for investment purposes. However, Hummingbird may hold discussions with various  parties,  including,  but not limited to, the
Issuer's management,  its board of directors and other shareholders on a variety of possible subjects  regarding ways to increase  shareholder value. Some of the suggestions Hummingbird might make could affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer to third  parties,  the sale or transfer of assets of the Issuer to third  parties, operational matters, a change in the board of directors or the management of the
Issuer, a change in the present  capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. Hummingbird intends to pay close attention to  developments  at and  pertaining  to the Issuer,  and,  subject to market conditions and other factors deemed relevant by Hummingbird,  Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such  Shares  in  open-market  transaction  or  privately  negotiated transactions. The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF and Microcap Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by
HVF and the Microcap  Fund and, for purposes of Rule 13d-3 under the  Securities
Exchange  Act of 1934,  as  amended  ("Rule  13d-3"),  may be  deemed  to be the beneficial  owner of 1,335,110  Shares (which  includes  118,750 Shares issuable upon  exercise of  warrants  held by HVF and 118,750  Shares  issuable  upon the exercise of Warrants held by Microcap Fund)  representing  approximately 7.3% of the  outstanding  shares of the Issuer (based upon  18,106,229  shares of Common
Stock  outstanding  as of November 12, 2004 computed as follows:  (i) 15,714,229 shares of Common  Stock as reported  on Form 10-Q for the period  ended June 30,
2004 plus (ii) 2,392,000 shares of Common Stock issued in the private  placement reported by the Issuer on its Current  Report on Form 8-K filed on November  12,
2004).  Hummingbird  disclaims any beneficial ownership of the Shares covered by this Statement.

          Mr. Sonkin,  as the managing member and control person of Hummingbird, may be deemed to have the sole voting and  investment  authority over the Shares beneficially owned by Hummingbird and, for purposes of Rule 13d-3, may be deemed to be the beneficial  owner of 1,335,110  Shares (which includes  118,750 Shares issuable  upon  exercise  of warrants  held by HVF and  118,750  Shares upon the

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                        Page 9 of 12 Pages
------------------------                            ----------------------------

exercise of Warrants held by Microcap Fund)  representing  approximately 7.3% of the  outstanding  shares of the Issuer.  Mr.  Sonkin  disclaims  any  beneficial ownership of the Shares covered by this Statement.

          HC, as the general  partner of each of HVF and Mircocap  Fund,  may be deemed  to have  the sole  voting  and  investment  authority  over  the  Shares beneficially  owned by each of HVF and  Microcap  Fund and, for purposes of Rule
13d-3,  may be deemed the beneficial  owner of 1,335,110  Shares (which includes
118,750 Shares issuable upon exercise of warrants held by HVF and 118,750 Shares issuable  upon the  exercise of Warrants  held by  Microcap  Fund)  representing approximately  7.3% of the  outstanding  shares of the Issuer.  HC disclaims any beneficial ownership of the Shares covered by this Statement.

          HVF is the beneficial  owner of 698,995 Shares (which includes 118,750
Shares  issuable  upon  exercise  of  warrants  held  by  HVF)  or  3.8%  of the outstanding shares of the Issue.

          Microcap  Fund  is the  beneficial  owner  of  636,115  Shares  (which includes  118,750  Shares  issuable  upon  exercise of warrants held by Microcap
Fund) or 3.5% of the outstanding shares of the Issue.

          (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                     NUMBER OF
 DATE        TYPE                    UNITS*       PRICE/UNIT
 ----        ----                    ------       ----------
 11/18/2004  Private Placement       475,000      1.80

          * Each unit  consists  of one share of Common  Stock and a warrant  to purchase 1/4 of a share of Common Stock. The warrants are currently  exercisable at $2.50 per share and terminate on November 9, 2007.

          Hummingbird  caused the Microcap  Fund to effect  transactions  in the
Shares during the past 60 days as set forth below:

                                     NUMBER OF
 DATE        TYPE                    UNITS*       PRICE/UNIT
 ----        ----                    ------       ----------
 11/18/2004  Private Placement       475,000      1.80

* Each unit  consists of one share of common stock and a warrant to purchase 1/4 of a share of Common Stock. The warrants are currently  exercisable at $2.50 per share and terminate on November 9, 2007.

           (d)         Inapplicable.

           (e)         Inapplicable.

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                       Page 10 of 12 Pages
------------------------                            ----------------------------

ITEM 6   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

     On  November  10,  2004,  each  of HVF and  Microcap  Fund  entered  into a
Securities  Purchase  Agreement  with  the  Issuer  (the  "Securities   Purchase
Agreement").  The  Securities  Purchase  Agreement  provided  that,  among other things,  that each of HVF and Microcap Fund will not effect any  disposition  of the shares of Common  Stock and the  associated  warrants to purchase  shares of
Common  Stock  purchased  therein  unless the Company  has filed a  registration statement  which has been  declared  effective  by the  Securities  and Exchange
Commission registering such shares of Common Stock.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1       Joint  Filing  Agreement  dated  November 23, 2004 by and among
                 Hummingbird Management,  LLC (f/ka Morningside Value Investors,
                 LLC),  Hummingbird Value Fund, L.P., Hummingbird Mircocap Value
                 Fund,  L.P.,   Hummingbird   Capital,  LLC  (f/k/a  Morningside
                 Capital, LLC) and Paul Sonkin.

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                       Page 11 of 12 Pages
------------------------                            ----------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of our knowledge and belief, we certify that the  information  set forth in this statement is true,  complete and correct.

Dated: November 23, 2004           HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN

                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

------------------------                            ----------------------------
CUSIP No. 87815U204                13D                       Page 12 of 12 Pages
------------------------                            ----------------------------

                                                                   Exhibit No. 1

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated  November 23, 2004
(including  amendments  thereto)  with respect to the Common Stock of Teamstaff,
Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 23, 2004           HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN

                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member